Exhibit 4.6

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO RADCOM LTD. IF PUBLICLY DISCLOSED. OMISSIONS ARE DENOTED IN BRACKETS THROUGHOUT THIS EXHIBIT.

Master Software and Professional Services Agreement

This Master Software and Professional Services Agreement (“this Agreement”) is entered into as of May 21, 2019.

BETWEEN:	RAKUTEN MOBILE, INC., a corporation formed under the laws of Japan (“Company”);

AND:	RADCOM Ltd., a corporation formed under the laws of Israel (“Service Provider”).

(each of Company and Service Provider a “Party”, and collectively the “Parties”)

WHEREAS:

A.	Company intends to contract the Service Provider for the delivery of certain software (the “Software”) and the performance of certain related professional services (the “Services”);

B.	The Service Provider has the resources and capability to deliver the Software and provide the Services and wishes to do so for Company.

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, the sufficiency of which each party hereto affirms, it is agreed by and between the parties hereto as follows:

Article 1 (Services and Statement of Works)

1.	Company shall contract the Service Provider for delivery of the Software and the performance of the Services and the Service Provider shall undertake the delivery of the Software and the performance of such Services.

2.	specifications, content, deadlines, delivery sites, deliverables, pricing, acceptance criteria, payment milestones and methods and other required matters with respect to the Software and the Services shall be set forth in statements of work (“SOW”) to be entered into separately for each Service.

a)	Unless explicitly stated in a given SOW, this Agreement shall govern all SOWs entered into between Company and the Service Provider during the effective period of the Agreement.

b)	SOWs must be concluded in writing.

3.	Service Provider shall, upon request from Company, provide timely reports to Company on the Services, including progress, performance conditions, or issues of concern.

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Professional Services Agreement		RAKUTEN MOBILE, Inc.

Article 2 (Access to Company's Place of Work, Handling of Fixtures and Equipment)

1.	In the event that the Service Provider's officers or employees are permitted entrance to, or stationed at, Company's place of work in connection with performance of the Services, the Service Provider shall ensure those officers and employees conform to all Company regulations.

2.	In the event Company lends personal computers, fixtures, equipment, or other materials (“Lent Items”) to the Service Provider for use in performing the Services, the Service Provider shall use such Lent Items with the due care of a prudent manager and shall immediately return Lent Items to Company when the service period has ended, when they are no longer needed to perform the Services, when the lending period has ended, or when Company has requested their return.

3.	The Service Provider shall be responsible for any damages caused by the Service Provider's officers or employees while using Company's facilities and/or Lent Items.

Article 3 (Sub-Contracting)

1.	The Service Provider shall not sub-contract the Services, whether wholly or in part, to any third parties, without the prior written consent of Company, it being acknowledged that Service Provider’s subcontracting of any Software or product development shall not be deemed subcontracting for purposes of this Agreement.

2.	In the event it conducts sub-contracting in accordance with the preceding paragraph, the Service Provider shall impose upon its subcontractor obligations substantially similar to those that the Service Provider has to Company, to the extent commercially possible. Furthermore, in such event, the Service Provider shall remain responsible to Company for performance of the Services and shall be liable for any damages caused by the subcontractor.

Article 4 (Inspection, Guarantees)

1.	When the purpose of the Services is delivery of deliverables (other than Software), the Service Provider shall deliver the deliverables to Company at the location and by the deadline specified in the applicable PO along with any specified inspection and delivery materials (hereinafter, deliverables, inspection/delivery materials, etc. are collectively referred to as “Deliverables”).

2.	Within thirty (30) days of confirming receipt of the Deliverables, Company shall inspect the Deliverables, in accordance with criteria indicated by Company, and inform the Service Provider of its acceptance or rejection of the Deliverables.

3.	In the event that Company determines, as a result of its inspection per the preceding paragraph, that the Deliverables do not meet the criteria, the Service Provider shall correct the Deliverables so as to meet the criteria and resubmit them in accordance with the terms of warranty applicable to such Deliverables After resubmission, the process described in Paragraph 2 shall commence again.

4.	When the purpose of the Services is the delivery of Software, the Service Provider shall deliver the Software as set forth in the applicable SOW.

5.	Software shall be accepted in accordance with the applicable testing and acceptance criteria set forth in the SOW, it being acknowledged and agreed that if acceptance testing is delayed or prevented by Company, if testing reveals a non-material number of minor defects, or if Company refuses to issue an acceptance certificate following the conclusion of testing, the Software shall be deemed accepted. To the extent any defects or faults are discovered in the Software following acceptance, such defects shall be addressed in accordance with the applicable service level as set forth in Service Provider's service level agreement (“SLA”)

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6.	Title to Deliverables (other than Software) shall be transferred to Company when the Deliverables have been accepted in accordance with Paragraph 2.

7.	Software is provided subject to terms of use (as set forth in Article 5) and accordingly will remain the property of Service Provider.

8.	The Service Provider represents and warrants that no Deliverables delivered to Company infringe upon any third-party copyrights, patent rights, or other Intellectual Property rights. The full terms of Service Provider's intellectual property indemnification shall be as set forth in Service Provider's Term’s of Use (as defined in Article 5).

9.	When the Deliverables (other than Software) delivered to Company are discovered to be defective or to not meet the relevant criteria within [**] of their delivery, the Service Provider shall, at Company’s reasonable discretion (i) repair them or deliver substitutes at no cost to Company, or (ii) pay compensation to Company for such defects..

Article 5 (Intellectual Property Rights)

1.	All copyright, trademark, trade secret and patent rights (collectively “Intellectual Property Rights”) to materials Company makes available to Service Provider under this agreement is the exclusive property of Company. Company grants to Service Provider a limited, non-exclusive, non-sublicensable, revocable right to use said material solely and only to the extent necessary for Service Provider to perform the Services. Service Provider will, at Company’s request, return or destroy all copies of Company’s Intellectual Property.

2.	The Parties acknowledge and agree that Software provided by Service Provider in connection with any Services shall not be sold and shall be used subject to specific terms of use which shall provide for a limited term . The Parties shall enter into a separate terms of use agreement (the “Terms of Use”) containing reasonable and customary terms of use and shall provide, as applicable to the Products, at a minimum:

a.	With respect to Deliverables other than Software, such as SOW/Product documentation and training materials, Service Provider shall grant to Company a [**].

b.	With respect to Software (including Software contained within any equipment), Service Provider shall grant to Company [**].

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c.	With respect to documentation, Service Provider shall grant to Company a [**].

d.	With respect to such use rights as set forth above, the Parties acknowledge and agree that: (i) all use rights will be conditional on Company's payment of applicable service fees and revocable in the event of breach of the terms of use and/or non-payment of fees; (ii) all terms of use will be subject to reasonable and customary usage restrictions and shall specifically prohibit, among other things, reverse engineering, redistribution, modification, and use of development purposes; (iii) Software will be provided in object code form only and not in source code form; (iv) limited sublicensing to Company's authorized subcontractors who are not competitors of Supplier or are not subject to any international restrictions on trade or sanctions, will be permitted for purpose of effectuating the purpose of the service with which the software is provided; and (v) no ownership or similar title will be granted to Company in any of the materials, documentation, or Software provided or any Intellectual Property Rights therein and the only rights grated shall be limited use rights as set forth in the Terms of Use.

3.	[Not Used]

4.	In the event that third-party Intellectual Property rights are used in implementing the Services, the Service Provider shall assume responsibility and cost for securing the rights necessary for Company to use the Deliverables in its work consistent with the use rights granted to Company under the Terms of Use.

5.	It is acknowledged and agreed that any and all inventions and other Intellectual Property or know-how developed by Service Provider in connection with implementation of the Services or the delivery of the Software (“Inventions”), shall be exclusively owned by Service Provider and Service Provider shall retain all patent rights and all other Intellectual Property rights (including the rights to obtain patent rights and other Intellectual Property rights) to such Inventions. Notwithstanding the foregoing, Company shall be entitled to use such Inventions in accordance with the Terms of Use.

Article 6 (Charges and Payment Method)

1.	Pricing and payment methods for the Services shall be set forth in the applicable SOW, it being acknowledged, however, that all prices and payments shall be in U.S. Dollars.

2.	The Service Provider shall invoice Company in accordance with the schedule set forth in each SOW. Unless otherwise provided in the applicable SOW, Company shall pay each invoice on a net thirty (30) basis from receipt of invoice. In the event of any valid dispute regarding an invoice, Company shall promptly pay all undisputed amounts and provide the Service Provider details as to the nature of the dispute no later than fifteen (15) days after receipt of invoice.

Article 7 (Agreement Term)

The effective term of the Agreement shall be [**] Notwithstanding the foregoing, this Agreement shall remain in full force and effect with respect to any purchase orders or SOWs issued under or pursuant to this Agreement prior to its termination and which remain incomplete at such termination until such time as the performance of the purchase orders or SOWs is complete.

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Article 8 (Confidentiality)

1.	Concerning any and all information, including without limitation, all technical, operational, commercial or product information including data processes, specifications, designs, drawings, computer software, algorithms, know-how, formulas, processes, ideas, inventions (whether patentable or not), schematics, contractual arrangements, future plans, financial, product development plans, actual or prospective customers, actual or prospective investors, forecasts, strategies, reports and any material bearing or incorporating such information and any compilation of otherwise public information in a form not publicly known, disclosed between or on behalf of the parties and irrespective of such information having been disclosed orally, in tangible or visible or machine readable form, or otherwise, belonging to a Party (the “Disclosing Party”) that the other Party (the “Receiving Party”) has obtained in connection with the Agreement (“Confidential Information”), the Receiving Party shall keep, manage, and utilize such Confidential Information only for the purpose of this Agreement. The Receiving Party shall not disseminate, disclose, or provide any Confidential Information to any third party without Disclosing Party's prior written consent.

2.	Notwithstanding the provisions of the foregoing clause, Confidential Information shall not include any information which is:

a.	known or available to the public at the time of the disclosure;

b.	now or hereafter becomes generally known or available to the public without direct or indirect fault of the Receiving Party;

c.	known to the Receiving Party at the time of the disclosure;

d.	independently developed by the Receiving Party without using the Confidential Information; or

e.	lawfully received by the Receiving Party without confidential or proprietary restriction from a third party.

3.	The Receiving Party may disclose Confidential Information where compelled by applicable law or the mandatory rules or requirements of any regulatory authority, provided that any such disclosure is to the minimum amount necessary and that the Receiving Party shall give the Disclosing Party reasonable notice prior to such disclosure.

4.	Receiving Party will only disclose Confidential Information to its officers and employees who need to know the Confidential Information in order, and only to the extent necessary, for the purpose of this Agreement.

5.	In the event Receiving Party discloses Confidential Information to its officers, employees, or third parties in accordance with the terms set forth in this Agreement, it shall have said parties conform to Receiving Party's confidentiality obligations under this Article, and it shall assume full responsibility for any violation of those confidentiality obligations by said officers, employees, or third parties.

6.	The Receiving Party shall protect the Confidential Information in the same manner and to the same extent it protects its own confidential information, but in no event using less than a reasonable degree of care.

7.	The Receiving Party shall not duplicate or make copies of any Confidential Information, except to the limited extent necessary for the performance of the Services.

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8.	The Receiving Party shall not reverse engineer, disassemble, or make any other attempt to ascertain the composition or the properties and characteristics of any Confidential Information. Information derived from the Confidential Information and results obtained from any tests or evaluation performed on the Confidential Information shall constitute Confidential Information of the Disclosing Party and shall be subject to the obligations in this Article; the Receiving Party shall not incorporate such information into any patent application or other Intellectual Property instrument.

Article 9 (Return/Destroy of Confidential Information)

At any time, upon request by Disclosing Party, or after the termination of this Agreement, the Receiving Party shall promptly return or destroy all Confidential Information furnished under this Agreement, and any copies or extracts thereof, including any notes or analyses which are derived from or contain any Confidential Information, as specified by Disclosing Party.

Article 10 (Indemnities)

[**]

Article 11 (Severability)

In the event that any provision of this Agreement shall be held to any extent to be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

Article 12 (Publicity)

Neither party shall, without the express written consent of the other, advertise, publicly announce or provide to any other person information relating to the existence or details of this Agreement or use the other party’s name in any format for any promotion, publicity, marketing or advertising purpose.

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Article 13 (Assignment)

The Service Provider shall not, without the Company’s prior written consent, assign or provide as security all or a portion of its rights and obligations under this Agreement to a third party.

Article 14 (Termination)

1.	When any of the following has occurred, either party may immediately terminate this Agreement without prior notice or demand:

a.	When the other party is in breach of this Agreement or an SOW and such breach is not cured within thirty (30) days following a demand for rectification from the other party;

b.	Company has outstanding fees owed to the Service Provider for more than two (2) consecutive months and has provided no acceptable reason for such delay to the Service Provider;

c.	either party has received, or has issued a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, special liquidation, or other insolvency proceedings;

d.	merger which dissolves the Service Provider; or

e.	Withdrawal of the business license of the Service Provider.

2.	Company may terminate this Agreement at any time, after [**]; provided, however, that (i) any SOWs or purchase orders in place at the time of termination shall survive such termination until their completion; and (ii) such termination shall not absolve or waive Company's obligation to make any future purchases or procure any licenses committed to under any purchase order or SOW.

3.	In the event that Company terminates this Agreement in accordance with the provisions of the foregoing clause, provided Service Provider is not in breach of this Agreement and that Service Provider has been performing the Services up to the time of termination, Company shall pay to the Service Provider all fees outstanding and due up until the time of termination. In no event will Company be entitled to a refund of amounts paid for Software or Services which have not yet been delivered at the time of termination, even if Company waives Service Provider's performance of such outstanding obligations.

Article 15 (Representations and Warranties)

1.	Each party represents and warrants to the other that it has the power and authority to enter into and perform under this Agreement.

2.	The Service Provider further represents and warrants that, throughout the term of this Agreement and, if applicable, beyond any termination thereof: a) it shall have obtained, secured, and maintains all consents, approvals, and licenses (including applicable, written third-party consents) required for it to perform the Services and for Company to use the Services and Deliverables; and (b) it shall have reported on and paid all fees, royalties, licenses, and other payments required to be paid to third parties for Company to be able to use the Services and Deliverables; and (c) its Services and Deliverables do not infringe or misappropriate the Intellectual Property rights of any person or entity.

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Article 16 (Surviving Provisions)

Articles 5, 8, 9, 10, 11, 12, 13, 15, and 17 shall remain in effect even after the Agreement has ended.

Article 17 (Governing Law and Dispute Resolution)

The Agreement and SOWs shall be governed by Japanese law. the Parties agree that any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination shall be settled by arbitration in Japan in accordance with the laws of Japan. Such arbitration shall be administered by the Japan Commercial Arbitration Association (JCAA) in accordance with its then current arbitration rule, which rules are deemed to be incorporated by reference in this clause. The Tribunal shall consist of three (3) arbitrators. The language of the arbitration shall be English. Notwithstanding the foregoing, the Parties acknowledge and agree that with respect to a breach of license or confidentiality the Parties may seek injunctive relief from any court having appropriate jurisdiction.

Article 18 (Consultation)

When uncertainty has arisen over the Agreement provisions, or provisions not defined in the text of the Agreement, the parties shall adhere to good faith principles and resolve their differences honestly through consultation.

In witness whereof, Company and the Service Provider shall execute the text of this Agreement in duplicate and, having affixed their signatures, shall retain one copy each.

RAKUTEN MOBILE, Inc.		RADCOM Ltd.

By:	/s/ Yoshihisa Yamada	By:	/s/ Yaron Ravkaie
Name:	Yoshihisa Yamada	Name:	Yaron Ravkaie
Title:	President	Title:	CEO

Date:	May 24, 2019	By:	/s/ Amir Hai
		Name:	Amir Hai
		Title:	CFO

		Date:	May 26, 2019

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